August 23, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Attention: Sara Kalin

Re:

Key Consumer Receivables LLC
File No. 333-135860
Registration Statement on Form S-3, Revised Submission

Dear Ms. Kalin:

On July 19, 2006, our client, Key Consumer Receivables LLC (the “Company”) delivered to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) our initial submission, consisting of a form of prospectus supplement and a base prospectus.  On behalf of the Company, submitted below are the Company’s responses to the comments (the “Comments”) of the Staff set forth in the Commission’s letter dated July 25, 2006.

For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response.  In order to assist your monitoring, we have either responded to the Comment and/or have described how the base prospectus was amended in response to the Comment.

The Company has prepared, and is sending concurrently with this letter, our revised submissions.  We have provided changed pages to the base prospectus indicating changes against the submission of July 19, 2006.

General

1.

Comment: Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We confirm that all required reports are current and were timely filed during the last twelve months.  In addition, Key Bank USA National Association, predecessor by merger to KeyBank National Association, the parent of the depositor, offered asset-backed securities involving the same asset class as this registration statement.  Key Bank USA National Association’s CIK number was 0001013455.

2.

Comment: Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.

Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.  We also confirm that we will file the finalized agreements as promptly as possible in order to be in compliance with 1934 Act reporting requirements.

3.

Comment: Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:  We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.

Comment: We note that the cover page of your base prospectus lists several specific types of trust assets but also indicates that a trust may include “other moneys, investments and property, including derivative instruments in some cases.” We also note from your disclosure under “Assets of the Issuing Entity” that the issuing entities may include specific types of trust accounts, as well as “any other trust accounts identified in the related prospectus supplement,” and that an issuing entity’s assets may include interest and currency agreements, as well as “similar financial contracts.” Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all language quoted above.

Response: We confirm that the revised base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.  In addition, the base prospectus has been revised in accordance with this comment.

Base Prospectus

Credit Enhancement and Other Support

5.

Comment: We note from the second paragraph of this section that if a form of credit enhancement covers more than one series of securities, securityholders of any of those series will be subject to the risk that the credit enhancement will be exhausted by the claims of securityholders of other series.  Please remove this language or provide an analysis as to why a structure using the same credit enhancement to cover multiple series of securities would be consistent with the definition of an asset-backed security.

Response:  The base prospectus has been revised in accordance with this comment.

Swap Agreements, Cap Agreements or other Financial or Derivative Instruments

6.

Comment: We note from the last sentence of this section that a prospectus supplement relating to a series of notes that involves derivative agreements will set forth information relating to the applicable significance estimate and percentage and additional information, to the extent required by Regulation AB.  Please revise your filing as appropriate to provide similar disclosure with respect to third party credit enhancement covered by Item 1114 of Regulation AB, such as insurance providers.

Response:  The base prospectus has been revised in accordance with this comment.

Please contact me at 917-777-4325 or slevitan@mckeenelson.com, or my partner Reed D. Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,

/s/ Steve Levitan

Steve Levitan

cc:

Daniel R. Stolzer, Esq.

Key Consumer Receivables LLC

Robert A. Selak

Thompson Hine LLP